PINE VALLEY MINING CORPORATION

QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS

For The Nine Months Ended December 31, 2004

(Unaudited)

PINE VALLEY MINING CORPORATION
Consolidated Balance Sheets
(Canadian Dollars)
(Unaudited)
			December 31,	March 31,
(in thousands of dollars)			2004	2004
ASSETS
CURRENT
Cash				$6,618	$55
Accounts receivable			3,719	12
GST receivable			1,743	-
Deferred financing charges (Note 6)			694	-
Unrealized gain on financial instruments (Note 11)			504	-
Prepaid expenses			137	6
Coal Inventory			1,385	-
Total Current Assets			14,799	73
PREPAID EXPENSES - NON CURRENT			236	-
PROPERTY AND EQUIPMENT (Note 3)			756	15
MINERAL PROPERTIES (Note 4) (Schedule 1)			35,266	16,843
			36,258	16,858
Total Assets			$ 51,057	$ 16,931
LIABILITIES
CURRENT
}
Accounts payable and accrued liabilities			$ 6,525	$ 280
Current portion of long-term debt (Note 6)			15,013	3,000
Current portion of capital lease obligation (Note 7)			22	-
Current portion due to related party (Note 5)			600	-
Total Current Liabilities			22,160	3,280
ASSET RETIREMENT OBLIGATION			379	-
LONG TERM DEBT (Note 6)			6,362	1,000
CAPITAL LEASE OBLIGATION (Note 7)			142	-
DUE TO RELATED PARTY (Note 5)			-	600
Total Liabilities			29,043	4,880
SHAREHOLDERS' EQUITY
Capital stock (Note 8)			37,247	29,674
Commitment to issue shares			61	174
Share subscription			-	79
Contributed surplus and other capital			1,835	1,142
Deficit accumulated during exploration stage			(17,129)	(19,017)
Total Shareholders' Equity			22,014	12,051
Total Liabilities and Shareholders' Equity			$ 51,057		$16,931
Contingent liabilities and Commitments (Note 11)
Approved by the Board of Directors:
(Unaudited)

	Three Months	Three Months	Nine Months	Nine Months
	Period Ended	Period Ended	Period Ended	Period Ended
	December 31,	December 31,	December 31,	December 31,
(in thousands of dollars)	2004	2003	2004	2003

REVENUE
Coal Sales	$9,189	$—	$12,452	$—
Cost of Operations:
Mining	4,728	—	6,326	—
Transportation & Other	3,107	—	4,068	—
Depletion and accretion	162	—	213	—

	7,997	—	10,608	—
INCOME FROM OPERATIONS	1,191	—	1,845	—

EXPENSES
Accounting and audit	28	4	33	10
Amortization	4	1	5	2
Consulting	2	8	144	26
Fees and assessments	0	1	2	92
Filing and transfer agent fees	15	9	45	29
Interest and financing	227	(3)	420	33
Management fees	38	—	50	—
Office	54	8	106	16
Professional fees	178	34	300	95
Promotion and marketing	25	1	48	4
Salaries and stock-based expense	260	152	1,126	470
Travel	5	8	32	28
Taxes & Licences	1	—	3	—
	837	223	2,313	806

INCOME (LOSS) BEFORE OTHER ITEMS	354	(223)	(468)	(806)

OTHER ITEMS
Interest & other income	8	2	12	7
Foreign exchange gain	1,302	16	2,344	32
Loss on disposal of capital asset	-	-	-	(5)
Recovery from investment	—	—	—	5
Write-off of mineral property	—	(2)	—	(20)
	1,309	15	2,356	19

NET INCOME (LOSS) FOR THE PERIOD	1,664	(576)	1,888	(788)

DEFICIT, BEGINNING OF PERIOD	(18,793)	(18,116)	(19,017)	(17,905)
DEFICIT, END OF PERIOD	$(17,129)	$(18,695)	$(17,129)	$(18,696)

Basic and diluted profit (loss) per share	$0.03	$(0.02)	$0.03	$(0.02)

Weighted average number of shares	61,983,718	37,713,428	55,432,233	37,713,428

PINE VALLEY MINING CORPORATION
Consolidated Statements of Cash Flows
(Canadian Dollars)
(Unaudited)

	Three Months	Three Months	Nine Months	Nine Months
	Period Ended	Period Ended	Period Ended	Period Ended
	December 31,	December 31,	December 31,	December 31,
(in thousands of dollars)	2004	2003	2004	2003

OPERATING ACTIVITIES
Net income (loss) for the period	$1,664	$(208)	$1,888	$(788)
Items not involving cash:
Amortization	12	1	14	2
Amortization of financing charges	116	-	116	-
Depletion & accretion	162	—	213	—
Loss on disposal of capital assets	-	-	-	5
Write-off of mineral properties	-	2	-	20
Non-cash payroll costs	154	64	828	174
Non-cash foreign exchange (gain) loss	267	(20)	(779)	(20)
Changes in non-cash working
capital items (Note 10)	(114)	(537)	(1,683)	(441)
	2,261	(698)	597	(1,047)

FINANCING ACTIVITIES
Capital stock issued	2,427	500	6,744	896
Share subscription	—	147	—	147
Credit facility proceeds	13,612	—	20,215	—
Loan payments	(1,500)	—	(2,000)	—
	14,539	647	24,959	1,043

INVESTING ACTIVITIES
Acquisition of property and equipment	(573)	-	(591)	-
Deferred exploration and development	(11,649)	(62)	(18,257)	(298)
	(12,222)	(62)	(18,848)	(298)

INCREASE (DECREASE) IN CASH	4,578	(112)	6,708	(302)
Affect of foreign exchange rate
on cash	(44)	—	(145)	—
CASH POSITION, BEGINNING OF PERIOD	2,084	490	55	680

CASH POSITION, END OF PERIOD	$6,618	$378	$6,618	$378

Non-cash financing and investing activities
Shares issued in settlement of debt	$-	$-	$174	$-
Bonus shares issued as financing charge	$442	$-	$442	$-
Assets acquired under capital lease	$167	$-	$168	$-
Supplemental information
Interest paid	$188	$—	$368	$—
PINE VALLEY MINING CORPORATION
Consolidated Statements of Deferred Exploration and Development Costs
(Canadian Dollars)
(Unaudited)				Schedule 1

	Three Months	Three Months	Nine Months	Nine Months
	Period Ended	Period Ended	Period Ended	Period Ended
	December 31,	December 31,	December 31,	December 31,
(in thousands of dollars)	2004	2003	2004	2003

DEFERRED EXPENDITURES
Willow Creek Coal Property
		$
Consulting	$—	41	$—	$52
Construction	10,997	—	15,451	—
Environmental	69	37	222	56
Geology and engineering	521	23	1,517	141
General administration	40	12	57	22
Landowner compensation	(27)	—	42	—
Licenses and permit	—	(44)	120	9
Mine stripping & preparation	—	—	698	—
Mine site clearing & sale recovery	51	-	51	-
Travel	—	11	6	18
Asset retirement costs	—	—	379	—
Depletion charges	(162)	—	(213)	—
Reclamation Deposit	—	—	94	—
	11,487	80	18,423	298

TOTAL	11,487	80	18,423	298
MINERAL PROPERTIES,
BEGINNING OF PERIOD	23,778	10,641	16,843	10,423

MINERAL PROPERTIES,
END OF PERIOD	$35,266	$10,721	$35,266	$10,721

1. NATURE OF OPERATIONS

The Company is a public company incorporated under the Company Act, British Columbia. Its shares are listed on the TSX Venture Exchange and OTC Bulletin Board. The principal business of the Company is to develop, mine and market metallurgical coal from its Willow Creek Coal Mine located near Chetwynd, British Columbia, Canada.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company has a working capital deficiency at December 31, 2004 of $7.361 million (March 31, 2004 — $3.207 million). The Company’s continuing operations are dependent on management’s ability to obtain additional loan financing, the raising of additional equity capital through sales of its common stock and the Company’s ability to achieve profitable operations.

Subsequent to December 31, 2004, the Company has entered into discussions with an unaffiliated institutional lender to obtain a revolving credit facility of $5,000,000 and a senior secured term loan of $20,000,000 (Note 12(b)).

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles for interim financial statements. These financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements dated March 31, 2004. For further information, refer to the financial statements and notes thereto included in the Company’s Annual Report to Shareholders for the year ended March 31, 2004.

These consolidated financial statements include all information and footnote disclosures required under Canadian generally accepted accounting principles for interim financial statements. In the opinion of management, all adjustments (consisting primarily of normal recurring adjustments) considered necessary for a fair presentation have been included.

Stock option compensation

Effective April 1, 2003 the Company changed its accounting policy on a prospective basis with respect to the method of accounting for stock-based compensation. The Company adopted CICA 3870, Stock-based Compensation and Other Stock-based Payments, and has chosen to account for all grants of options to employees, non-employees and directors after April 1, 2003 in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. Stock-based compensation awards expense is calculated using the Black-Scholes option pricing model (“Black-Scholes”). Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense is recognized for the excess, if any, of the quoted market price of the Company’s common shares over the common share exercise price on the day that options are granted.

Using the fair value method for stock-based compensation, the Company recorded a charge to operations of $827,311 for the period ended December 31, 2004 for stock options granted to employees and directors. This amount was determined using Black-Scholes, assuming no dividends were paid, a weighted average volatility of the Company’s share price of 95.34%, a weighted average annual risk free interest rate of 3.40% and an expected life of five years.

Asset retirement obligation

The Company adopted CICA 3110, Asset Retirement Obligations, which establishes standards for the recognition , measurement and disclosure of asset retirement obligations and the related asset retirement costs. The standard applies to obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The section requires the recognition of all legal obligations associated with the retirement, whether by sale, abandonment, recycling or other disposal of an asset.

The liability was measured at its fair value of $378,675 on December 31, 2004. This amount represents the estimated cost to restore the site to its original use once the mining operations are complete or ceased. The size of the current site is approximately 76.5 hectares, and the provision will be adjusted as the site is further developed or changes in the restoration costs are known. In subsequent periods, the liability will be adjusted for the accretion of discount and any changes in amount or timing of the underlying cash flows.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

Sales are recognized on the date the product is loaded for shipment as this coincides with the transfer of title and the determination of the amount due. The Company sells to a limited number of customers and considers that collection of the full balance of all current sales is reasonably assured.

For the nine months ended December 31, 2004, 100% of sales are to five customers and 100% of accounts receivable are from three customers.

Inventory

Inventory is valued at the lower of cost and market value. Cost is determined on the first in first out basis. Market value is defined as net realizable value for finish goods.

Depletion

The initial mine site feasibility study was prepared by Norwest Mine Services Ltd., in September 2002. This report indicated total recoverable coal reserves of 15,181,179 metric tonnes, with an estimated mine life of 15 years. Depletion is charged to operations on a unit-of-production method with changes to the reserve basis being taken into account prospectively. Depletion is recognized as a cost at the date of the sale, based on tonnage sold.

Mining Equipment, Facilities and Amortization Costs

During the period the mine site facilities have been under construction and the coal handling and processing equipment is being built off-site. The costs associated with this period are included as construction in progress within deferred development (Schedule 1). Once the equipment is operational, the appropriate values will be detailed to mining equipment, site facilities, buildings, site, and related assets. Depreciation will be charged to operations when the assets are put into production.

Start-up and Preliminary Site Stripping

Mine start up costs to date include mobilization costs for the mining contractor and the initial stripping of the mine site. The costs associated with mobilization will be amortized over 5 years. The initial removal costs of waste rock are included as deferred development, and are included in the depletion base.

Forward Exchange Contracts

The Company has entered into a series of contracts to sell US dollars. These transactions do not qualify as hedge accounting, as per Accounting Guideline (AcG) 13. Accordingly, the contracts are revalued to market at the end of each reporting period with gains or losses being included in income.

3. PROPERTY AND EQUIPMENT

	December		31, 2004	March 31, 2004
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

		$
Land	$139,900	—	$139,900	$—
Buildings	425,600	3,500	422,100	—
Office equipment	82,533	49,677	32,856	15,054
Assets acquired under capital lease	167,687	6,287	161,400	—

	$815,720	$59,464	$756,256	$15,054

4. MINERAL PROPERTIES

Willow Creek Coal Mine

During the year ended March 31, 2004, the Company purchased the remaining 33 1/3% interest in the Willow Creek Joint Venture from Mitsui Matsushima Canada Ltd. for $6,000,000. The Company paid $2,000,000 in cash and issued a $4,000,000 note payable with interest compounded daily at 7%. For the nine months ended December 31, 2004, the Company made principal repayments of $2,000,000 with interest payments of $198,608.

5. DUE TO RELATED PARTY

The Company has provided for the payment of $600,000 to the estate of the former Chairman of the Company (the “Estate”). The Estate is administered on behalf of its beneficiaries by a director of the Company. The Company has agreed, subject to certain conditions being fulfilled, to enter into discussions that could result in a cash payment of $600,000 for the Estate upon terms and arrangements that are not yet determined. There is no immediate requirement or intention to finalize these discussions. Per a letter from the Estate dated June 30, 2004, the Estate undertook that no action will be taken to collect any or all of the amount until beyond June 30, 2005.

6. LONG-TERM DEBT

	December 31, 2004	March 31, 2004
Current portion of long-term debt	$15,012,745	$3,000,000
Long-term portion, net of current portion	6,362,410	1,000,000
	$21,375,155	$4,000,000

On January 6, 2004, the Company purchased Mitsui Matsushima Canada Ltd.’s (“Mitsui Matsushima”) 33.33% interest in the Willow Creek Joint Venture for $6,000,000, of which $2,000,000 was paid in cash, the balance of $4,000,000 being payable in instalments to June 30, 2005 with interest compounded daily at 7%. As of December 31, 2004, the Company had an outstanding debt obligation to Mitsui of $2,000,000, and is required to make principal repayments as follows:

March 31, 2005	$1,000,000

June 30, 2005	1,000,000

$2,000,000

During the nine months ended December 31, 2004, the Company paid $2,000,000 principal plus $198,608 accrued interest. The debt obligation is secured by the Company’s assets and may be repaid at any time without penalty.

The Company entered into an agreement with Marubeni Corporation (“Marubeni”), whereby the Company will borrow up to US$ 7.6 million, to be drawn down on a non-revolving basis, at an interest rate of LIBOR plus 4% on the advanced principal. The interest is payable quarterly and the principal is due no later than March 31, 2006.

The Company paid US $28,097 accrued interest on September 30, 2004 and US $104,934 accrued interest on December 31, 2004. The debt obligation is secured by the Company’s assets, ranked pari passu with the security interest held by Mitsui Matsushima, and assignment of 100% of the issued and outstanding common shares of Falls Mountain Coal Inc., the Company’s wholly-owned subsidiary, which will be held by Marubeni until repayment of the loan principal and interest and fulfillment of the Company’s commitment to sell and deliver coal to Marubeni. The full amount is due by March 31, 2006 and the Company assumes the following repayment schedule:

	US	CAD
By December 2005	$2,000,000	$2,395,400

By March 2006	5,300,000	6,362,410

	$7,300,000	$8,757,810

6. LONG-TERM DEBT (Continued)

On November 26, 2004, the Company entered into a Credit Facility Agreement (the “Agreement”) with The Rockside Foundation (“Rockside”) for an aggregate amount up to US$ 7.0 million, further amended on December 30th to increase the loan to US$ 8.85 million. The principal is due on November 26, 2005 together with interest at an annual rate of 10%. Under the terms of the Agreement, the Company has issued or will issue common shares that are equivalent to 10% of the initial principal amount (US $3,750,000) and 1% per five week period of the second tranche advanced (US $5,100,000) to a maximum of 10%, as long as the loan is outstanding. The loan is secured by the Company’s assets, subordinated to the security interests held by Mitsui Matsushima and Marubeni, and may be repaid at any time prior to maturity, without notice or penalty.

Amounts received under the facility are:

	US	CAD

November 26, 2004	$3,750,000	$4,498,875

December 30, 2004	5,100,000	6,118,470

	$8,850,000	$10,617,345

For purposes of calculating the number of bonus shares due to Rockside, the US dollar value is converted to Canadian dollars applying the Bank of Canada closing rate for the day prior to the funds being advanced and the weighted average share price for the ten trading days on the TSX Venture Exchange prior to the funding. The Company has issued 104,736 common shares for the loan of the initial US $3,750,000 principal amount. A further 10,102 shares are to be issued to Rockside representing the 1% bonus due by the Company upon receipt of the subsequent $5,100,000 on December 30, 2004.

At December 31, 2004, the Company has estimated the total financing charges likely to be incurred for bonus shares due under the second principal amount advanced. These charges are expensed over the estimated period that the loan is expected to be outstanding.

7. CAPITAL LEASE OBLIGATION

During the nine months ended December 31, 2004, the Company entered into a lease agreement to finance the installation and purchase of portable office buildings at the mine site. The total value of the office is $183,250. The lease has a term of six years. Monthly payments under the lease are $3,013, including imputed interest at 8.8% per annum.

Total minimum payments under the lease are as

follows:

		Principal	Interest	Total

	3 months ending March 31, 2005	$5,434	$3,605	$9,039

	Year ending March 31, 2006	$22,978	$13,178	$36,156

	Year ending March 31, 2007	$25,105	$11,051	$36,156

	Year ending March 31, 2008	$27,428	$8,728	$36,156

	Year ending March 31, 2009	$29,966	$6,190	$36,156

	Year ending March 31, 2010	$32,740	$3,416	$36,156

	Year ending March 31, 2011	$20,458	$611	$21,069

		$164,109	$46,779	$210,888

8. SHARE CAPITAL

(a)	Authorized unlimited common shares of no par value.
Issued and outstanding:	Number of
	Shares	Amount
Balance at March 31, 2004	48,654,519	$29,674,146
Private placement	3,333,334	3,000,001
Debt settlement	696,088	174,022
Bonus shares	104,736	441,598
Exercise of warrants and stock options	14,568,181	3,822,809
Fair value of warrants and stock options exercised	—	134,581
Balance at December 31, 2004	67,356,858	$37,247,157

During the nine months ended December 31, 2004:

(i) 850,000 stock options were exercised for a proceeds of $260,400.
(ii) 13,718,181 warrants were exercised for a proceeds of $3,562,408.

(iii)	In May 2004, the Company completed a private placement with Sprott Asset Management Inc., issuing 3,333,334 shares at $0.90 per share for total gross proceeds of $3,000,001.

(iv)	In March 2003, the Company entered into employment agreements with its former President and current President for the provision of management and technical services to the Company and its Australian subsidiary. Pursuant to the agreements, the Company had certain outstanding payment obligations to the executives either by paying cash or delivering common shares in the capital of the Company. The Company announced the shares-for-debt settlement transactions on January 7, 2004 and settled the obligations by issuing 696,088 common shares at price of $0.25 per share in August 2004.

(v)	On November 26, 2004 the Company issued 104,736 common shares to The Rockside Foundation for value $441,598

(Note 6).

(b) Stock Options

Under the Company’s stock option plan, the Company is allowed to grant options up to 10% of issued and outstanding shares. Options under the plan vest over time at the discretion of the board of directors. A summary of the Company’s stock option plan as at December 31, 2004 and changes during the period then ended is as follows:

		Weighted
	Number	Average
	of Options	Exercise Price

		$
Outstanding at March 31, 2004	1,365,000		0.50
		$
Granted	1,235,000		2.07
		$
Exercised	(850,000)		0.31
		$
Cancelled and expired	—		—

		$
Outstanding at December 31, 2004	1,750,000		1.70

8. SHARE CAPITAL (Continued)

Options Outstanding			Options Exercisable
		Weighted		Weighted
		Average		Average
Number	Expiry Date	Exercise price	Number	Exercise price
300,000	December 12, 2006	$0.90	300,000	$0.90

250,000	April 28, 2007	$0.90	250,000	$0.90

40,000	August 12, 2008	$0.29	40,000	$0.29

35,000	April 23, 2009	$1.01	35,000	$1.01

75,000	July 8, 2009	$1.56	-	$—

950,000	September 24, 2009	$1.75	390,000	$1.75

100,000	December 23, 2009	$6.55	-	$—

1,750,000		$1.70	1,015,000	$1.21

During the nine months ended December 31, 2004:

(i)	In April 2004, the Company granted 85,000 stock options under the Company’s option plan exercisable at a price of $1.01 per share for a five-year period to two employees. The options vested immediately upon the grant date.

(ii)	In July 2004, the Company granted 100,000 stock options under the Company’s option plan exercisable at a price of $1.56 per share for a five-year period to an employee. The options vested as to 25% immediately, a further 25% after 12 months and a further 50% after 24 months.

(iii)	On September 24, 2004, the Company granted 950,000 stock options under the Company’s option plan at a price of $1.75 per share for a five-year period to a director and officer. The options vested as to 310,000 common shares on September 24, 2004, 80,000 common shares on November 30, 2004 and will vest a further 80,000 common shares on each of February 28, 2005, May 31, 2005, August 31, 2005, November 30, 2005, February 28, 2006, May 31, 2006 and August 31, 2006.

(iv)	In December 2004, the Company granted 100,000 stock options under the Company’s option plan exercisable at a price of $6.55 per share for a five-year period to an employee. The options vest as to 25% on four dates, being April 3, 2005, January 3, 2006, January 3, 2007 and January 3, 2008.

(c) Warrants

The following summarizes warrant activity during the period:
		Weighted
	Number	Average
	of Warrants	Exercise Price

		$
Outstanding at March 31, 2004	14,818,181		0.26
		$
Exercised	(13,718,181)		0.26
		$
Outstanding at December 31, 2004	1,100,000		0.25

As at December 31, 2004, outstanding share purchase warrants were as follows:

Number of shares	Exercise price	Expiry date

1,100,000	$0.25	April 16, 2005

9. RELATED PARTY TRANSACTIONS

(a)	The Company paid or accrued amounts payable to directors and officers and companies controlled by directors and officers as follows:

	December 31,	December 31,
	2004	2003
Consulting fees	$—	$25,795

(b)	As at December 31, 2004, accounts payable and accrued liabilities include $51,675 (March 31, 2004 — $51,675) due to former directors, shareholders and companies controlled by directors.

10. SUPPLEMENTARY CASH FLOW INFORMATION

	Three months		Nine months
	December 31,		December 31,
Change in non-cash operating working capital items	2004	2003	2004	2003
(Increase) decrease in accounts receivable	$(490,000)	$4,554	$(3,707,000)	$(2,310)
(Increase) decrease in GST receivable	(1,135,000)	—	(1,743,000)	—
(Increase) in deferred financing charges	(694,000)	—	(694,000)	—
(Increase) decrease in prepaid expenses	22,000	(500,000)	(367,000)	(499,981)
(Increase) decrease in inventory	167,000	—	(1,385,000)	—
Increase (decrease) in accounts payable and accrued liabilities	2,015,000	(41,111)	6,245,000	61,269
Affect of foreign exchange on non-cash items	1,000	—	(32,000)	—
	$(114,000)	$(536,557)	$(1,683,000)	$(441,022)

11. CONTINGENT LIABILITIES AND COMMITMENTS

(a)	The Company has letters of credit of $50,000 and $458,000 outstanding at December 31, 2004 (March 31, 2004 — $50,000).

(b)	The Company has entered into operating lease agreements for office space and vehicles at the mine site. These agreements require the Company to make the following lease payments:

	Office lease
		Vehicles	Total
2005	$32,966	$31,124	$ 64,090

2006	30,219	31,124	61,343

2007	-	23,613	23,613

2008	-	-	—

	$63,185	$85,860	$ 149,045

(c)	The Company has in place contracts for mine operations, transportation and port costs. The FOB per tonne costs are currently estimated at $51 (US $42.50) per tonne at current production levels of approximately 45,000 tonnes. The mine production facility will increase productivity capacity to monthly production levels anticipated to be 110,000 tonnes by February 2005.

(d)	The Company engaged an engineering management firm in June 2004 and commenced construction on the mine site and related production facilities at Willow Creek. As at December 31, 2004 total project commitments were approximately $26.3 million, for work that will be completed by February 2005, of which $18 million was incurred and were recorded on the financial statements at December 31, 2004.

11. CONTINGENT LIABILITIES AND COMMITMENTS (Continued)

The company was provided the most recent design and cost estimates for the construction of the Willow Creek Coal Mine and has increased the project estimates by approximately $8.3 million. Primary causes of the anticipated cost increases are: the decision to accelerate certain project expenditures in order to increase the production capacity as soon as possible; soil conditions that required substantial redesign of the crusher and bridge foundations; lack of suitable gravel on site; increased cost of steel components; the Company’s decision to purchase new production equipment, rather than used equipment as it was unavailable; a decision to purchase improved electrical and fire-fighting systems in order to increase reliability and reduce operating labour requirements; a significant increase in the volume of concrete required in foundations due to poor soil conditions; and delays and additional costs associated with late component deliveries and poor weather conditions during recent months.

(e)	The Company has entered into a series of forward exchange contracts to sell US$ at rates between $ 1.18134 to $1.30725 (CAD$/US$). These contracts have maturity dates ranging from February 2005 to March 2006. At December 31, 2004 the balance outstanding was US$ 29.1 million, with a mark-to-market gain of CAD$504,000.

12. SUBSEQUENT EVENTS

Subsequent to December 31, 2004:

(a)	A coal preparation plant will be required during 2005. It is targeted to become operational in Autumn 2005 and commissioning is anticipated to take several months to achieve its full capacity. Ultimately the Company expects to achieve a monthly mine production rate of approximately 180,000 tonnes (2,200,000 tonnes per year). Under its current permit, the Company has the right to produce coal at an annual production level of up to 900,000 tonnes. The Company intends to file a permit amendment application with the Provincial government regulators in February 2005 requesting an increase in the permitted production levels to 2,200,000 tonnes per annum. However, there is no guarantee that the permit will be granted and, if permission is delayed, the Company will be unable to increase production above current permitted levels until the new permit is received.

The Company is evaluating alternatives for the purchase and installation of the coal preparation plant. Based on a preliminary evaluation of the current market and the availability of equipment the Company believes the total cost of the installed coal preparation plant will be in excess of the original $6,000,000 budget.

(b)	The Company has entered into discussions and signed a non-binding proposal letter with an unaffiliated institutional lender (“Lender”) under which the Lender will, if the transaction completes, lend to the Company $25,000,000. The proposed loan would include a $5,000,000 revolving credit facility and a $20,000,000 senior secured term loan (the “Credit Facilities”). Proceeds from the Credit Facilities would be used to repay existing indebtedness of the Company, finance capital expenditures, provide working capital and for general corporate purposes. The proposed Credit Facilities would require no principal repayments for six months from completion of the financing. The senior secured term loan would have a two year term and be secured by a first priority security interest in all the existing and after acquired real and personal assets of the Company. The completion of the transaction is subject to numerous conditions including completion of due diligence by the Lender, negotiation of final documentation and no material adverse change in the prospects or projections of the Company.

(c)	30,000 stock options were exercised by a director of the Company for proceeds of $8,700.

(d)	On February 14, 2005, the Company granted 400,000 stock options under the Company’s option plan at a price of $5.60 per share for a five-year period to an officer and an employee. The options vest as to 12.5% every three months from the grant date.